UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 11, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2020 RESULTS

First quarter revenue $30.2 million; Second quarter expected between $36-38 million;
Record backlog and strong visibility into the second and third quarters;

MIGDAL HAEMEK, Israel – May 11, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter 2020.

Highlights of the First Quarter of 2020
•	Revenues of $30.2 million;
o
Shipments to customers amounted to approximately $33 million, however, about $3 million of this was not recognized due to the Coronavirus related delays in installations and in accordance with our revenue recognition policy;

•	GAAP operating income of $2.9 million; non-GAAP operating income of $3.7 million;
•	GAAP net income of $2.8 million and non-GAAP net income of $3.6 million; and
•	Operating cash flow of $1.3 million.

Forward-Looking Expectations

Management expects revenues for the second quarter to be between $36-38 million. Based on orders on hand, management further expects continued revenue growth and improved profitability in the third quarter.

Management Comment

Rafi Amit, Camtek’s CEO, commented, “Camtek is the leader in the 3D metrology arena. Our strategy is to become a leading supplier in the 2D inspection segment as well. In the first half of 2020, we have expanded and strengthened our position in this segment. Some of our customers ordered multiple 2D Inspection machines with basic configuration which affected our average selling price (ASP). We expect these customers to purchase in the future machines for more complex applications with higher ASPs and margins.”

Continued Mr. Amit, “We are seeing strong business momentum. We entered the second quarter with record backlog resulting in good visibility and we expect a significant increase in revenue to between $36-38 million. In the third quarter, we see increased orders for machines with more advanced capabilities and we expect to show an improvement in profitability. It is important to stress that we are still within the Coronavirus pandemic and it is difficult to anticipate its full magnitude and impact on our business in the coming months.”

First Quarter 2020 Financial Results

Revenues for the first quarter of 2020 were $30.2 million, a decrease of 11% compared with the first quarter of 2019.

Gross profit on a GAAP basis in the quarter totaled $13.6 million (44.9% of revenues), compared to a gross profit of $17.2 million (50.5% of revenues) in the first quarter of 2019. Gross profit on a non-GAAP basis in the quarter totaled $13.6 million (45.2% of revenues), compared to $17.2 million (50.6% of revenues) in the first quarter of 2019. The decrease in the gross margin in the quarter was due to lower revenue and a less favorable product mix in the quarter.

Operating profit on a GAAP basis in the quarter totaled $2.9 million (9.5% of revenues), compared to an operating profit of $6.7 million (19.6% of revenues) in the first quarter of 2019. Operating profit on a non-GAAP basis in the quarter totaled $3.7 million (12.2% of revenues), compared to $7.3 million (21.5% of revenues) in the first quarter of 2019.

Net income on a GAAP basis in the quarter totaled $2.8 million, or $0.07 per diluted share, compared to net income of $6.0 million, or $0.16 per diluted share, in the first quarter of 2019. Net income on a non-GAAP basis in the quarter totaled $3.6 million, or $0.09 per diluted share, compared to non-GAAP net income of $6.7 million, or $0.18 per diluted share, in the first quarter of 2019.

Cash and cash equivalents and short-term deposits, as of March 31, 2020 were $90.6 million compared to $89.5 million as of December 31, 2019. During the quarter, Camtek generated $1.3 million in operating cash flow.

Conference Call

Camtek will host a conference call today, May 11, 2020, at 9:00am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:00am Eastern Time
Israel:	03 918 0609	at 4:00pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. Camtek does not assume any obligation to update that information. It is important to note that there is no way to predict how the coronavirus situation will evolve further and impact Camtek's business. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of new products and their adoption by the market, increased competition in the industry, the length and severity of the recent COVID-19 (coronavirus) outbreak, including its impacts across our businesses on demand, operations, and our global supply chains, intellectual property litigation, and price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) share based compensation expenses, (ii) discontinued operations, and (iii) Chroma transaction expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2020	2019
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	49,086	38,047
Short-term deposits	41,500	51,500
Trade accounts receivable, net	37,141	31,443
Inventories	26,476	23,803
Other current assets	3,083	2,909

Total current assets	157,286	147,702

Fixed assets, net	18,548	18,526

Long term inventory	2,881	2,791
Deferred tax asset	745	746
Other assets, net	113	113
Intangible assets, net	474	491

	4,213	4,141

Total assets	180,047	170,369

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	16,253	11,334
Other current liabilities	21,650	20,272

Total current liabilities	37,903	31,606

Long term liabilities
Other long term liabilities	2,187	2,461
	2,187	2,461

Total liabilities	40,090	34,067

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2020 and at December 31, 2019;
40,765,912 issued shares at March 31, 2020 and 40,742,355 at December 31, 2019;
38,673,536 shares outstanding at March 31, 2020 and 38,649,979 at December 31, 2019	157	157
Additional paid-in capital	102,202	101,327
Retained earnings	39,496	36,716
	141,855	138,200
Treasury stock, at cost (2,092,376 as of March 31, 2020 and December 31, 2019)	(1,898)	(1,898)

Total shareholders' equity	139,957	136,302

Total liabilities and shareholders' equity	180,047	170,369

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	U.S. Dollars		U.S. Dollars
Revenues	30,179	34,002	134,019
Cost of revenues	16,622	16,846	69,235

Gross profit	13,557	17,156	64,784

Research and development costs	4,130	3,924	16,331
Selling, general and administrative expenses	6,559	6,575	26,481

Total operating expenses	10,689	10,499	42,812

Operating income	2,868	6,657	21,972

Financial income, net	375	17	801

Income from continuing operations before incomes taxes	3,243	6,674	22,773

Income tax expense	(463)	(647)	(1,950)

Net income from continuing operations	2,780	6,027	20,823

Income from discontinued operations
Income before income tax expense	-	-	1,257
Income tax expense	-	-	(94)

Net income from discontinued operations	-	-	1,163

Net income	2,780	6,027	21,986

Three months ended March 31,		Year ended December 31,
2020	2019	2019
U.S. Dollars		U.S. Dollars

Basic earnings from continuing operations	0.07	0.17	0.55

Basic earnings from discontinued operations	-	-	0.03

Basic net earnings	0.07	0.17	0.58

Diluted earnings from continuing operations	0.07	0.16	0.54

Diluted earnings from discontinued operations	-	-	0.03

Diluted net earnings	0.07	0.16	0.57

Weighted average number of ordinary shares outstanding:

Basic	38,665	36,476	37,626

Diluted	39,628	37,267	38,432

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	U.S. Dollars		U.S. Dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	2,780	6,027	21,986

Share-based compensation	817	645	2,892
Chroma transaction expenses (1)	-	-	136
Attributable to discontinued operations	-	-	(1,163)
Non-GAAP net income	3,597	6,672	23,851

Non –GAAP net income per share, basic and diluted	0.09	0.18	0.62

Gross margin on GAAP basis	44.9%	50.5%	48.3%
Reported gross profit on GAAP basis	13,557	17,156	64,784

Share-based compensation	86	61	292
Non- GAAP gross margin	45.2%	50.6%	48.6%
Non-GAAP gross profit	13,643	17,217	65,076

Reported operating income attributable to Camtek Ltd. on GAAP basis	2,868	6,657	21,972
Share-based compensation	817	645	2,892
Chroma transaction expenses (1)		-	136
Non-GAAP operating income	3,685	7,302	25,000

(1)	In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.